SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT OF

REPUBLIC OF SOUTH AFRICA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2018

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Sachin Davé, Esq.

Allen & Overy LLP

One Bishops Square

London E1 6AD

United Kingdom

*         The Registrant is filing this annual report on a voluntary basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of South Africa, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Pretoria, South Africa, on September 30, 2019.

REPUBLIC OF SOUTH AFRICA

By:	/s/ Tshepiso Moahloli
Tshepiso Moahloli
Chief Director, Liability Management
National Treasury
Republic of South Africa

i

EXPLANATORY NOTE

This amendment to the Annual Report on Form 18-K (the “Annual Report”) of the Republic of South Africa (the “Republic”) for the fiscal year ended March 31, 2018 consists of the following exhibits relating to the global bond offering of US$2,000,000,000 aggregate principal amount of the Republic’s 4.850% Notes due 2029 and of US$3,000,000,000 aggregate principal amount of the Republic’s 5.750% Notes due 2049:

Exhibit 1

Conformed copy of the Pricing Agreement, dated September 23, 2019, among the Republic of South Africa, Citigroup Global Markets Inc., Deutsche Bank AG, London Branch, Nedbank Limited, Rand Merchant Bank, a division of FirstRand Bank Limited (London Branch) and The Standard Bank of South Africa Limited

Exhibit 4.1	Form of 4.850% Notes due 2029

Exhibit 4.2	Form of 5.750% Notes due 2049

Exhibit 5.1	Opinion of Ayesha Johaar, the Acting Chief State Law Adviser of the Republic of South Africa

Exhibit 5.2	Opinion and consent of Allen & Overy LLP

Exhibit 24	Power of Attorney, dated September 6, 2019(1)

Exhibit 99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

(1)           Incorporated by reference from the Form 18-K/A filed on September 23, 2019, file number 033-85866.

ii

EXHIBIT INDEX

Exhibit	Description

1

Conformed copy of the Pricing Agreement, dated September 23, 2019, among the Republic of South Africa, Citigroup Global Markets Inc., Deutsche Bank AG, London Branch, Nedbank Limited, Rand Merchant Bank, a division of FirstRand Bank Limited (London Branch) and The Standard Bank of South Africa Limited

4.1	Form of 4.850% Notes due 2029

4.2	Form of 5.750% Notes due 2049

5.1	Opinion of Ayesha Johaar, the Acting Chief State Law Adviser of the Republic of South Africa

5.2	Opinion and consent of Allen & Overy LLP

24	Power of Attorney, dated September 6, 2019(1)

99.1	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of South Africa in connection with the sales of the Notes

(1)           Incorporated by reference from the Form 18-K/A filed on September 23, 2019, file number 033-85866.

iii